30 September 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 82,000 RELX PLC ordinary shares at a price of 1120.3684p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 91,701,685 ordinary shares in treasury, and has 1,115,347,616 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 22,003,350 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 73,000 RELX NV ordinary shares at a price of €14.5155 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 53,731,694 ordinary shares in treasury, and has 993,816,917 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 12,433,150 shares.